SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                            --------------------


                             AMENDMENT NO. 3 to
                               SCHEDULE 14D-1
                     Tender Offer Statement Pursuant to
          Section 14(d)(1) of the Securities Exchange Act of 1934

                                    and

                             AMENDMENT NO. 4 to
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                  ----------------------------------------

                        The Petersen Companies, Inc.
                         (Name of Subject Company)

                           EMAP Acquisition Corp.
                                  EMAP plc
                                 (Bidders)
                            --------------------

              Class A Common Stock, Par Value $0.01 Per Share
                       (Title of Class of Securities)
                            --------------------
                                716335 10 4
                   (CUSIP Number of Class of Securities)
                            --------------------


                               Derek Walmsley
                           EMAP Acquisition Corp.
                                c/o EMAP plc
                              1 Lincoln Court
                                Lincoln Road
                            Peterborough PE1 2RF
                                  England
                               (01733) 568900

                               Derek Walmsley
                                  EMAP plc
                              1 Lincoln Court
                                Lincoln Road
                            Peterborough PE1 2RF
                                  England
                               (01733) 568900
        (Name, Address and Telephone Number of Persons Authorized to
          Receive Notices and Communications on Behalf of Bidders)

                       ------------------------------

                                  Copy to:
                             Richard Hall, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000


                            --------------------
                              January 15, 1999

                            --------------------
                             (Final Amendment)

          This statement amends and supplements the combined Tender Offer Statement on Schedule 14D-1, as amended by Amendment Nos. 1 and 2 thereto, and Statement on Schedule 13D, as amended by Amendment Nos. 1, 2 and 3 thereto, originally filed with the Securities and Exchange Commission on December 16, 1998 (collectively and as amended, the "Schedule 14D-1 &
Schedule 13D"), by EMAP plc, an English public limited company ("Parent"), and EMAP Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"), in connection with the offer to purchase all the outstanding shares of Class A Common Stock, par value $0.01 per share (the "Class A Shares"), and all the outstanding shares of Class B Common Stock, par value $0.01 per share (the "Class B Shares" and, together with the Class A Shares, the "Shares"), of The Petersen Companies, Inc., a Delaware corporation (the "Company"), at $34 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 16, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1 & Schedule 13D.

Item 6.  Interest in Securities of the Subject Company.

          Items 6(a) and 6(b) of the Schedule 14D-1 & Schedule 13D are hereby amended and supplemented by adding the following language thereto:

          On January 15, 1999, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

Item 10.  Additional Information.

          Item 10(f) of the Schedule 14D-1 & Schedule 13D is hereby amended and supplemented by adding the following language thereto:

          On January 15, 1999, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

          Item 11 of the Schedule 14-1 & Schedule 13D is hereby amended and supplemented by adding the following exhibit:

     (a)(10) Text of Press Release dated January 15, 1999, issued by
             Parent.

                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 1999


                                EMAP ACQUISITION CORP.,


                                By:    /s/ Christopher R. Innis
                                   ------------------------------------
                                   Name:  Christopher R. Innis
                                   Title:  President, Secretary and Treasurer


                                EMAP PLC,


                                By:       /s/ Christopher R. Innis
                                   ------------------------------------
                                   Name:  Christopher R. Innis
                                  Title:  Director of Corporate Strategy

                               EXHIBIT INDEX


Exhibit
Number                  Exhibit Name                                   Page No.

*(a)(1)             Offer to Purchase........................................
*(a)(2)             Letter of Transmittal....................................
*(a)(3)             Notice Of Guaranteed Delivery............................
*(a)(4)             Letter to Brokers, Dealers, Banks, Trust Companies
                    and Other Nominees.......................................
*(a)(5)             Letter to Clients for use by Brokers, Dealers,
                    Banks, Trust Companies and Other Nominees................
*(a)(6)             Guidelines for Certification of Taxpayer
                    Identification Number on Substitute Form W-9.............
*(a)(7)             Form of Summary Advertisement dated December 16,
                    1998.....................................................
*(a)(8)             Text of Press Release dated December 15, 1998,
                    issued by Parent.........................................
*(a)(9)             Text of Press Release dated January 4, 1999, issued
                    by Parent................................................
 (a)(10)            Text of Press Release dated January 15, 1999, issued
                    by Parent................................................
*(b)(1)             Loan Agreement dated as of December 15, 1998, among
                    Parent and the Lenders party thereto.....................
*(b)(2)             Bridge Loan Agreement dated as of December 15, 1998,
                    among Parent and the Lenders party thereto...............
*(c)(1)             Agreement and Plan of Merger dated as of December 15,
                    1998, among Parent, the Purchaser and the Company........
*(c)(2)             Stockholders' Agreement dated as of December 15, 1998,
                    among Parent, the Purchaser and certain stockholders
                    of the Company...........................................
(d)                 None.....................................................
(e)                 Not applicable...........................................
(f)                 None.....................................................
*13.1               Audited Financial Statements of Parent for the
                    financial year ended March 31, 1998......................
*13.2               1998 Interim Report of Parent (unaudited)................
*13.3               Summary of significant differences between UK GAAP
                    and US GAAP as they relate to Parent.....................
*(24)               Power of Attorney from Parent to Christopher R. Innis,
                    dated as of December 14, 1998, evidencing such
                    person's authority to sign on behalf of Parent...........

--------------------
*Previously filed.

                                                            EXHIBIT (a)(10)

                                                                   EMAP plc
                                                            London, England

Contact:          Kevin Hand, Group Chief Executive          (01733) 568900
                  David Grigson, Finance Director            (01733) 568900


                                                      FOR IMMEDIATE RELEASE

                   EMAP PLC ANNOUNCES COMPLETION OF THE
                   PETERSEN COMPANIES, INC. TENDER OFFER

          LONDON, ENGLAND (January 15, 1999) -- EMAP plc announced today that its wholly owned subsidiary, EMAP Acquisition Corp., has accepted for payment shares of common stock of The Petersen Companies, Inc. (NYSE: PTN) at $34 per share pursuant to the tender offer that expired at 12:00 midnight, New York City time, on January 14, 1999. According to BankBoston, N.A., the depositary for the tender offer, 26,797,504 shares of Class A Common Stock (including 110,684 shares that have been guaranteed for delivery) and 7,886,290 shares of Class B Common Stock were validly tendered into the offer and not withdrawn.

          As a result of the tender offer, EMAP Acquisition Corp. will own approximately 99.7% of the outstanding shares of Class A Common Stock and 100% of the outstanding shares of Class B Common Stock of The Petersen Companies, Inc. EMAP anticipates prompt consummation of a merger of EMAP Acquisition Corp. with and into The Petersen Companies, Inc., whereby The Petersen Companies, Inc. will become a wholly owned subsidiary of EMAP.